February 8, 2010

Ms. Jennifer O’Brien

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 7010

100 F. Street, N.E.

Washington, D.C. 20649

Re:	Trans Energy, Inc. (the “Company”);
Commission’s Comment Letter Dated August 12, 2009

File No. 0-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above. Set forth below are our responses addressing each of the items set forth in your letter. Please note that we previously submitted responses to items 1 thorough 4 on November 2, 1009 and are repeating those responses herein.

For your convenience, we have numbered the Company’s responses below in accordance with the comments received in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Recent Accounting Pronouncements, page 17

1.

Please add expanded disclosure to address, under this heading and within your summary of significant accounting policies footnote, the Commission’s recently adopted release on Modernization of Oil and Gas Reporting, which was adopted on December 31, 2008 and will become effective on January 1, 2010. See Release 33-8995, located on our website at http://www.sec.gov/rules/final/2008/33-8995.pdf.

Response: We will amend our filing to include the following:

“On December 31, 2008, the Securities and Exchange Commission (SEC) issued the final rule, “Modernization of Oil and Gas Reporting” (“Final Rule”). The Final Rule adopts revisions to the SEC’s oil and gas reporting disclosure requirements and is effective for annual reports on Forms 10-K for years ending on or after December 31, 2009. The revisions are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves to help investors evaluate their investments in oil and gas companies. The amendments are also designed to modernize the oil and gas disclosure requirements to align them with current practices and technological advances. Revised requirements in the Final Rule include, but are not limited to:

•	Oil and gas reserves must be reported using a 12-month average of the closing prices on the first day of each of such months, rather than a single day year-end price;
•	Companies will be allowed to report, on a voluntary basis, probable and possible reserves, previously prohibited by SEC rules; and
•	Easing the standard for the inclusion of proved undeveloped reserves (PUDs) and requiring disclosure of information indicating any progress toward the development of PUDs.

We are currently evaluating the potential impact of adopting the Final Rule. The SEC is discussing the Final Rule with the FASB and IASB staffs to align accounting standards with the Final Rule. These discussions may delay the required compliance date. Absent any change in such date, we will begin complying with the disclosure requirements in our annual report on Form 10-K for the year ended December 31, 2009. Voluntary early compliance is not permitted.”

Controls and Procedures, page 18

Management’s Report on Internal Control over Financial Reporting, page 18

2.

You indicate that “Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).” However, we note you do not specifically state whether or not your internal control over financial reporting is effective as of December 31, 2008. Please amend your filing to include a definitive conclusion on the effectiveness of your internal control over financial reporting as required by Item 308T(a)(3) of Regulation S-K. When you amend your document, please include updated certifications of your principal executive officer and principal financial officer in the exact form specified by Item 601(b)(31) of Regulation S-K. In this regard, we note the certifications included in your Form 10-K filed on April 16, 2009 referred to the company as a small business issuer rather than as a registrant.

Response:	We will amend our filing to include the following:

“Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008, and provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The results of management’s assessment were reviewed with our Board of Directors.”

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Financial Statements, page 3

Consolidated Balance Sheets, page 3

3.

We note your disclosure on page 15 that indicates your revenues increased during the periods presented “primarily due to new drilling and increased production from the efforts of the workover program.” Based on your new drilling efforts during 2009, please explain to us why your asset retirement obligation did not change during the periods presented.

Response: Revenues increased during the quarter ended as compared to the prior year period as result of new drilling which occurred in 2008. Total asset retirement obligation was increased during 2008 as a result of the addition of these wells. It was also increased again during the quarter ended 6-30-09 based on the determination that we had not increased the liability enough as a result of that drilling. However, the amount, once adjusted to its present value, was not material to the overall financial statement presentation.

Controls and Procedures, page 17

4.	We note you do not appear to have provided the information required to be disclosed by Item 308T(b) of Regulation S-K. Please confirm you will revise your future filings to provide this disclosure.

Response: We will add the following sentence to our future filings:

“During the period ended, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 4

Recent Events, page 4

5.

We note your statement, “During the 2008, we drilled twenty-one new wells in Wetzel and Marion Counties, West Virginia to various formations, including the Gordon, Bayard and Fourth Sand, of which we own a 100% working interest in each well.” Please expand the discussion of your 2008 drilling activities to disclose at least:

•	The minimum, maximum and median individual initial daily production volumes from these 21 wells;
•	The number of these wells that are horizontal;
•	The number of these wells that have sales connections as of year-end 2008;
•	If applicable, the dates that those wells that lack a sales hookup will be connected to a natural gas pipeline.

Response: Please see attached worksheet

6.

Please furnish to us a spread sheet listing for each of these 21 wells with the: API number; lease/farm name, net and gross proved reserves that you attributed; associated proved undeveloped reserves; initial daily production volumes; production volumes for the first 30 days of sales; completed well cost.

Response: Please see attached worksheet

Properties, page 11

7.

We note your disclosure of two years of operating activity data. In your response 10 to our May 31, 2007 letter, you proposed to include a tabular presentation of your drilling activity for the prior three years. SEC Industry Guide 2 requires disclosure of annual average oil and gas prices, production costs and drilling activity for each of the last three fiscal years regardless of the size of the reporting company. Please expand your disclosure here to comply with Guide 2 which is available at www.sec.gov/about/forms/industryguides.pdf.

Response:

	As of December 31, 2008
	2008		2007		2006
		Natural		Natural		Natural
	Oil	Gas	Oil	Gas	Oil	Gas
	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)

Developed Producing	199,596	5,861,734	178,415	4,440,834	56,567	2,340,352
Developed No-Producing	209,587	2,348,857	424.567	2,550,191	274,003	969,809
Proved Undeveloped	-	9,124,723	1,534,979	15,835,711	1,010,394	9,851,193
Total Proved	409,184	17,335,312	2,137,961	22,826,736	1,340,964	13,161,354

Note 17 – Supplementary Information on Oil and Gas Producing Activities (Unaudited),

page F-22.

Costs Incurred in Oil and Gas Activities, page F-23

8.

We note your 2008 exploration and development capital expenditures, $94,216 on page F-24, which seem inconsistent with the 21 wells drilled in 2008 as disclosed on page 4. Please correct the costs incurred figures on page F-24.

Response: We will amend our filing to include the following:

For the year ended December 31,______
2008_____________________2007____
Acquisitions of Properties
Proved	$377,183	$16,355
Unproved	510,846	240,514
Exploration Costs	94,216	258,852
Development Costs	10,492,916_______________ 9,123,877__
Total Costs Incurred	$11,475,161	$9,639,598

Estimated Quantities of Proved Oil and Gas Reserves, page F-24

9.

We note the significant additions to your 2007 and 2008 proved reserves due to extensions and discoveries. Paragraph 11 of FAS 69 requires the explanation of “significant changes” to your disclosed proved reserves. In conjunction with our comment above on drilling activity, please expand your disclosure to explain these additions.

Response: See following comments.

Significant Changes from Extensions and Discoveries

There were significant changes to the year end 2008 Trans Energy proved reserves as a result of extensions and discoveries from development drilling activity. The shallow well drilling program added 22 locations in Wetzel County. Each location added approximately 120 MMscfe net reserves to Trans Energy. All other shallow well development activity did not result in additional proven locations.

The most significant change was the result of the Marcellus Shale drilling activity. A total of four Marcellus shale wells were drilled in Wetzel and Marion counties resulting in an additional 16 proved undeveloped locations. At year end 2008, all wells were vertical and the resulting undeveloped locations were vertical well locations. Each Marion county location added approximately 744 MMscfe net reserves to Trans Energy, and the Wetzel county locations added approximately 385 MMscfe net reserves to Trans Energy. Note the Marion county Marcellus locations are 100% working interest and the Wetzel county locations are 50% working interest.

The following table outlines the 2008 drilling activity which resulted in additional proved undeveloped locations.

RESCAT	County	API #	Lease	YE2008 Status	PUDs created
PDP	Wetzel - Shallow	47-103-02319	George #1	PDP	4
PDP	Wetzel - Shallow	47-103-02345	Hart #27	PDP	4
PDP	Wetzel - Shallow	47-103-02323	Hickman #1	PDP	4
PDP	Wetzel - Shallow	47-103-02324	Bonnell #1	PDP	3
PDP	Wetzel - Shallow	47-103-02325	Bonnell #2	PDP	3
PDNP	Wetzel - Shallow	47-103-02425	Hood #1	PDNP	4

PDP	Wetzel - Marcellus	47-103-02304	Hart #20	PDP	4
PDNP	Wetzel - Marcellus	47-103-02287	Anderson #5	PDNP	4
PDP	Wetzel - Marcellus	47-103-02286	Dewhurst #73	PDP	4

PDP	Marion - Marcellus	47-049-01077	Blackshere #101	PDP	4

10.

We note your statement, “The revisions for the year ended December 31, 2008 relate to proved, undeveloped properties that Trans Energy is not going to develop at this time due to significant development costs.” Please furnish to us a spread sheet listing of the individual PUD properties from your 2007 reserve report that were included in the “Revisions of previous estimates” for year-end 2008.

Response: Trans Energy elected to remove all PUD properties that are associated with shallow drilling as a result of our primary focus now being the Marcellus Shale.

11.

In your response five to our February 5, 2009 letter, you state that the primary reason for the difference between your 2007 projected and realized production was “Because there was not capacity in the system to get the gas to market, workover and drilling projects were deferred and there were long delays in getting the drilled wells on line.” Please explain to us the reasons that this lack of capacity was not considered when the 2007 projections were being made.

Response: This lack of capacity was not an issue when making our projections. The restriction was due to Dominion Field Services limiting the amount of gas they would purchase for reasons unrelated to their takeaway capacity.

12.

Also, please include the technical support for your statement, “As stated, the initial production for the newly drilled wells is lower than the projected type curves used in the Year End 2006 and 2007 reserves reports but the initial decline rate is also much lower. Projected reserves and production schedules for future drilling have been changed to reflect these differences.” Please ensure this support includes “before and after” type curves with decline parameters specified and associated future net income forecast schedules. Address whether these projected reserve changes contributed to revisions for 2008, and if so, the figures and development status for these reserve changes.

Response: Please see attached data files.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-25

13.

The unit estimated future production costs for 2007 and 2008 are $1.56/MCFE and $1.25/MCFE, respectively, while your corresponding disclosed historical unit production costs are $5.01/MCFE and $3.72/MCFE. When we raised this issue previously, your response six to our February 5, 2009 letter references your third party engineer. However, since these disclosures are your responsibility, we request that you reconcile the line item differences between your historical unit production costs and the estimated future unit production costs you furnished to your engineer and used in the standardized measure.

Response: While our overall estimated future production costs for 2007 per our reserve report shows $1.56/MCFE, taken as a whole for all future periods calculated, our actual production did not meet estimates. If evaluated on an annual basis, our estimated production costs were $933,327, while our actual costs were $929,224. While our estimated production per our reserve report shows 1,109,087 MCFE, our actual production volume was only 185,413 MCFE.

While our overall estimated future production costs for 2008 per our reserve report shows $1.25/MCFE, taken as a whole for all future periods calculated, our actual production did not meet estimates. If evaluated on an annual basis, our estimated production costs were $619,866, while our actual costs were $1,549,672. While our estimated production per our reserve report shows 891,736 MCFE, our actual production volume was only 417,022 MCFE.

14.	Please tell us the year-end product prices used in the calculation of your 2007 and 2008 standardized measures.

Response: Year-end gas price used for 2007 was $6.795 per MMBtu plus an applicable basis of $0.405 per MMBtu. Year-end oil price used for 2007 was $90.25 per Bbl. Year-end gas price used for 2008 was $5.71 per MMBtu plus an applicable basis of $0.515 per MMBtu. Year-end oil price used for 2008 was $44.60 per Bbl.

Sincerely,

/s/ Lisa A. Corbitt

Lisa A. Corbitt

Chief Financial Officer

Response to 5 & 6

										Max.	Max
										Monthly*	Monthly*
										Oil	Gas		Gross	Gross	Net	Net
YE2008	YE2007	PDNP								Sales	Sales	Well	Remaining	Remaining	Remain	Remain
Reserves	Reserves	Online						Peak Rate	Peak Rate	Volume	Volume	Cost	Oil	Gas	Oil	Gas
Category	Category	Date	County	API #	Lease	Well #	Horizontal?	24 hrs bopd	24 hr mcfd	Bbl**	Mscf	$	Bbl	Mscf	Bbl	Mscf
PDP	PDNP		Marion	4704901915	Hayes	50	N	1	125	80	2,473	379,611	3,326	146,349	2,844	125,128
PDP	PDNP		Marion	4704901916	Thomas	11	N	0.5	20		354	393,325	0	55,258	0	46,624
PDP	PDNP		Wetzel	4710302259	Dewhurst	53	N	7	50		566	392,576	0	90,213	0	78,936
PDP	PDNP		Wetzel	4710302260	Dewhurst	55	N	8	60		566	363,573	0	110,133	0	96,366
PDP	PDNP		Wetzel	4710302274	Dewhurst	64	N	5	30		435	329,032	0	43,661	0	38,203
PDP	PDNP		Wetzel	4710302279	Dewhurst	69	N	4	30		541	343,272	0	44,807	0	39,206
PDP	PDNP		Wetzel	4710302283	Dewhurst	70	N	10	80		743	379,216	0	83,950	0	73,456
PDP	PDNP		Wetzel	4710302284	Dewhurst	71	N	9	70		648	348,467	0	149,720	0	131,005
PDP	PDNP		Wetzel	4710302306	Hart	22	N	8	60	219	1,456	418,056	14,739	178,426	12,436	150,547
PDP	PDNP		Wetzel	4710302307	Hart	23	N	5	40	56	392	344,950	5,746	64,814	4,848	54,687
PDP	PDNP		Wetzel	4710302308	Hart	24	N	4	40	49	657	406,538	3,994	92,528	3,370	78,070
PDP	PDNP		Wetzel	4710302309	Hart	25	N	4	30	75	635	368,566	5,918	22,464	4,993	18,954
PDP			Wetzel	4710302319	George	1	N	6	40	52	459	296,368	8,292	77,831	6,996	65,670
PDP			Wetzel	4710302323	Hickman	1	N	4	40	61	404	297,678	10,742	58,539	9,063	49,393
PDP			Wetzel	4710302345	Hart #27	27A	N	5	50	80	475	477,773	3,348	19,018	2,825	16,047
PDP	PDNP		Wetzel- Marcellus	4710302257	Dewhurst #50 - Marcellus	50	N	0	1100		15,958	1,893,071	0	717,242	0	340,690
PDP			Wetzel- Marcellus	47- 10302304	Hart #20- Marcellus	20	N	0	1108		18,775	2,413,030	0	918,004	0	407,364
PDNP			Wetzel- Marcellus	471032287	Anderson #5- Marcellus	5	N	n/c	n/c			1,098,134	0	849,997	0	386,749
PDNP			Wetzel- Marcellus	47032286	Dewhurst #73- Marcellus	73	N	0	1223			1,515,551	0	849,997	0	386,749
PDNP			Marion- Marcellus	47-049- 01077	Blackshere #101	101	N	0	400			workover	0	849,997	0	743,748
PDNP			Wetzel	47-103- 02324	Bonnell #1	1	N	5	50			363,770	10,732	83,043	9,055	70,068
PDNP			Wetzel	47-103- 02325	Bonnell #2	2	N	2	70			326,222	10,732	83,043	9,055	70,068
PDNP			Wetzel		Hood #1	1	N	n/c	n/c			workover	10,732	83,043	39	303

Notes:	*Max monthly sales volume may not be first month of production						Maximum Rate Minimum Rate	10 0	1223 20
	**Oil is not sold every month.						Average Rate	4.166666667	224.5714286
							Median Rate	4	50

Response to Question 12

Question 12

The following plots and cashflows provide justification for the YE2008 Shallow Well undeveloped forecasts. In all cases the YE2007 type curves were changed to reflect the results of recent drilling. In all cases the total equivalent initial volumes were reduced resulting in a change in the discounted value of the reserves and, in most cases, a reduction in net reserves.

The current YE 2008 forecasts are presented in color on the attached plots. The oil forecast is in purple and the gas forecast is in red. The YE2007 forecasts are grey.

YE2008 Type Curve Example Net Income

TRANSENERGY INC.	DATE	: 12/29/09
YEAR END 2008	TIME	: 12:08:07
PUD	DBS FILE	: ARIES
Doddridge	SETUP FILE : YE2008
SEQ NUMBER : *****

R E S E R V E S	A N D	E C O N O M I C S

EFFECTIVE DATE: 1/09

-END-	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
MO-YR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES
	MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-11	0.000	5.248	0.000	4.487	0.000	7.081	0.000	31.771	31.771
12-12	0.000	9.732	0.000	8.321	0.000	7.081	0.000	58.921	58.921
12-13	0.000	8.950	0.000	7.653	0.000	7.081	0.000	54.188	54.188

12-14	0.000	8.352	0.000	7.141	0.000	7.081	0.000	50.567	50.567
12-15	0.000	7.874	0.000	6.733	0.000	7.081	0.000	47.673	47.673
12-16	0.000	7.480	0.000	6.396	0.000	7.081	0.000	45.288	45.288
12-17	0.000	7.148	0.000	6.111	0.000	7.081	0.000	43.275	43.275
12-18	0.000	6.862	0.000	5.867	0.000	7.081	0.000	41.543	41.543

12-19	0.000	6.612	0.000	5.654	0.000	7.081	0.000	40.033	40.033
12-20	0.000	6.392	0.000	5.465	0.000	7.081	0.000	38.699	38.699
12-21	0.000	6.195	0.000	5.296	0.000	7.081	0.000	37.504	37.504
12-22	0.000	6.009	0.000	5.138	0.000	7.081	0.000	36.378	36.378
12-23	0.000	5.829	0.000	4.983	0.000	7.081	0.000	35.287	35.287

S TOT	0.000	92.684	0.000	79.245	0.000	7.081	0.000	561.127	561.127

AFTER	0.000	123.559	0.000	105.643	0.000	7.081	0.000	748.052	748.052

TOTAL	0.000	216.243	0.000	184.888	0.000	7.081	0.000	1309.179	1309.179

-END-	AD VALOREM SEVERANCE	DIRECT OPER	INTEREST	NET PROFIT	EQUITY	FUTURE NET	CUMULATIVE	10.0% CUM
MO-YR	PROD. TAX PROD. TAX	EXPENSE	PAID	PAID	INVESTMENT	CASHFLOW	CASHFLOW	DISC CF

(All amounts are in millions of dollars.)

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-11	0.000	1.589	2.250	0.000	0.559	260.000	-232.626	-232.626	-187.087
12-12	0.000	2.946	4.500	0.000	1.029	0.000	50.445	-182.181	-150.909
12-13	0.000	2.709	4.500	0.000	0.940	0.000	46.039	-136.142	-120.896

12-14	0.000	2.528	4.500	0.000	0.871	0.000	42.668	-93.475	-95.612
12-15	0.000	2.384	4.500	0.000	0.816	0.000	39.974	-53.501	-74.080
12-16	0.000	2.264	4.500	0.000	0.770	0.000	37.753	-15.748	-55.593
12-17	0.000	2.164	4.500	0.000	0.732	0.000	35.879	20.131	-39.623
12-18	0.000	2.077	4.500	0.000	0.699	0.000	34.267	54.398	-25.756

12-19	0.000	2.002	4.500	0.000	0.671	0.000	32.861	87.259	-13.668
12-20	0.000	1.935	4.500	0.000	0.645	0.000	31.619	118.877	-3.095
12-21	0.000	1.875	4.500	0.000	0.623	0.000	30.506	149.383	6.179
12-22	0.000	1.819	4.500	0.000	0.601	0.000	29.458	178.842	14.320
12-23	0.000	1.764	4.500	0.000	0.580	0.000	28.442	207.284	21.466

S TOT	0.000	28.056	56.250	0.000	9.536	260.000	207.284	207.284	21.466

AFTER	0.000	37.403	157.500	0.000	11.063	0.000	542.087	749.371	71.613

TOTAL	0.000	65.459	213.750	0.000	20.599	260.000	749.371	749.371	71.613

OIL	GAS	P.W. %	P.W., M$
---------	---------	------	--------
GROSS WELLS	0.0	1.0	LIFE, YRS.	50.00	0.00	749.371
GROSS ULT., MB & MMF	0.000	216.243	DISCOUNT %	10.00	5.00	236.779
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	8.44	10.00	71.613
GROSS RES., MB & MMF	0.000	216.243	DISCOUNTED PAYOUT, YRS.	12.33	15.00	2.761
NET RES.,	MB & MMF	0.000	184.888	UNDISCOUNTED NET/INVEST.	3.88	20.00	-30.265
NET REVENUE, M$	0.000	1309.179	DISCOUNTED NET/INVEST.	1.34	25.00	-47.091
INITIAL PRICE, $	0.000	7.081	RATE-OF-RETURN, PCT.	15.42	30.00	-55.639
INITIAL N.I., PCT.	0.000	85.500	INITIAL W.I., PCT.	100.000	35.00	-59.621
40.00	-60.963
50.00	-59.582
60.00	-55.854

TRANSENERGY INC.	DATE	: 12/29/09
YEAR END 2008	TIME	: 12:08:08
PUD	DBS FILE	: ARIES
Marion	SETUP FILE : YE2008
SEQ NUMBER : *****

R E S E R V E S	A N D	E C O N O M I C S

EFFECTIVE DATE: 1/09

-END-	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
MO-YR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES

MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.379	6.931	0.324	5.926	44.600	7.135	14.459	42.284	56.743
12-11	0.485	9.713	0.415	8.305	44.600	7.135	18.498	59.259	77.757
12-12	0.342	7.641	0.293	6.533	44.600	7.135	13.048	46.614	59.662
12-13	0.273	6.594	0.233	5.638	44.600	7.135	10.405	40.229	50.633

12-14	0.231	5.924	0.197	5.065	44.600	7.135	8.792	36.143	44.935
12-15	0.202	5.446	0.172	4.656	44.600	7.135	7.686	33.223	40.909
12-16	0.180	5.080	0.154	4.343	44.600	7.135	6.873	30.992	37.865
12-17	0.164	4.788	0.140	4.094	44.600	7.135	6.246	29.211	35.457
12-18	0.151	4.548	0.129	3.888	44.600	7.135	5.744	27.744	33.488

12-19	0.140	4.345	0.120	3.715	44.600	7.135	5.332	26.507	31.838
12-20	0.131	4.170	0.112	3.566	44.600	7.135	4.986	25.443	30.429
12-21	0.123	4.018	0.105	3.436	44.600	7.135	4.692	24.516	29.207
12-22	0.116	3.884	0.099	3.321	44.600	7.135	4.437	23.697	28.133
12-23	0.111	3.764	0.094	3.218	44.600	7.135	4.214	22.964	27.178

S TOT	3.027	76.847	2.588	65.704	44.600	7.135	115.410	468.824	584.234

AFTER	2.202	79.793	1.883	68.223	44.600	7.135	83.976	486.799	570.775

TOTAL	5.229	156.640	4.471	133.927	44.600	7.135	199.386	955.623	1155.010

-END-	AD VALOREM SEVERANCE	DIRECT OPER	INTEREST	NET PROFIT	EQUITY	FUTURE NET	CUMULATIVE	10.0% CUM
MO-YR	PROD. TAX PROD. TAX	EXPENSE	PAID	PAID	INVESTMENT	CASHFLOW	CASHFLOW	DISC CF

(All amounts are in millions of dollars.)

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	2.837	1.500	0.000	1.048	290.000	-238.642	-238.642	-211.851
12-11	0.000	3.888	3.000	0.000	1.417	0.000	69.451	-169.191	-156.945
12-12	0.000	2.983	3.000	0.000	1.074	0.000	52.606	-116.585	-119.185
12-13	0.000	2.532	3.000	0.000	0.902	0.000	44.199	-72.386	-90.357

12-14	0.000	2.247	3.000	0.000	0.794	0.000	38.894	-33.491	-67.301
12-15	0.000	2.045	3.000	0.000	0.717	0.000	35.146	1.655	-48.365
12-16	0.000	1.893	3.000	0.000	0.659	0.000	32.312	33.967	-32.540
12-17	0.000	1.773	3.000	0.000	0.614	0.000	30.070	64.037	-19.152
12-18	0.000	1.674	3.000	0.000	0.576	0.000	28.237	92.274	-7.725

12-19	0.000	1.592	3.000	0.000	0.545	0.000	26.701	118.976	2.099
12-20	0.000	1.521	3.000	0.000	0.518	0.000	25.390	144.366	10.590
12-21	0.000	1.460	3.000	0.000	0.495	0.000	24.252	168.617	17.963
12-22	0.000	1.407	3.000	0.000	0.475	0.000	23.252	191.870	24.389
12-23	0.000	1.359	3.000	0.000	0.456	0.000	22.362	214.232	30.008

S TOT	0.000	29.212	40.500	0.000	10.290	290.000	214.232	214.232	30.008

AFTER	0.000	28.539	105.000	0.000	8.745	0.000	428.492	642.724	69.358

TOTAL	0.000	57.750	145.500	0.000	19.035	290.000	642.724	642.724	69.358

OIL	GAS	P.W. %	P.W., M$
---------	---------	------	--------
GROSS WELLS	0.0	1.0	LIFE, YRS.	50.00	0.00	642.724
GROSS ULT., MB & MMF	5.229	156.640	DISCOUNT %	10.00	5.00	215.939
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	6.95	10.00	69.358
GROSS RES., MB & MMF	5.229	156.640	DISCOUNTED PAYOUT, YRS.	10.79	15.00	2.327
NET RES.,	MB & MMF	4.471	133.927	UNDISCOUNTED NET/INVEST.	3.22	20.00	-33.800
NET REVENUE, M$	199.386	955.623	DISCOUNTED NET/INVEST.	1.27	25.00	-55.105
INITIAL PRICE, $	44.600	7.135	RATE-OF-RETURN, PCT.	15.32	30.00	-68.276
INITIAL N.I., PCT.	85.500	85.500	INITIAL W.I., PCT.	100.000	35.00	-76.574
40.00	-81.773
50.00	-86.660
60.00	-87.495

TRANSENERGY INC.	DATE	: 12/29/09
YEAR END 2008	TIME	: 12:08:08
PUD	DBS FILE	: ARIES
Tyler	SETUP FILE : YE2008
SEQ NUMBER : *****

R E S E R V E S	A N D	E C O N O M I C S

EFFECTIVE DATE: 1/09

-END-	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
MO-YR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES

MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	5.839	0.000	3.635	0.000	7.468	0.000	27.144	27.144
12-11	0.000	8.091	0.000	5.037	0.000	7.468	0.000	37.616	37.616
12-12	0.000	6.429	0.000	4.002	0.000	7.468	0.000	29.886	29.886
12-13	0.000	5.601	0.000	3.486	0.000	7.468	0.000	26.037	26.037

12-14	0.000	5.071	0.000	3.157	0.000	7.468	0.000	23.576	23.576
12-15	0.000	4.692	0.000	2.921	0.000	7.468	0.000	21.813	21.813
12-16	0.000	4.401	0.000	2.740	0.000	7.468	0.000	20.462	20.462
12-17	0.000	4.169	0.000	2.595	0.000	7.468	0.000	19.381	19.381
12-18	0.000	3.977	0.000	2.475	0.000	7.468	0.000	18.487	18.487

12-19	0.000	3.814	0.000	2.374	0.000	7.468	0.000	17.732	17.732
12-20	0.000	3.674	0.000	2.287	0.000	7.468	0.000	17.080	17.080
12-21	0.000	3.552	0.000	2.211	0.000	7.468	0.000	16.511	16.511
12-22	0.000	3.442	0.000	2.143	0.000	7.468	0.000	16.003	16.003
12-23	0.000	3.339	0.000	2.079	0.000	7.468	0.000	15.523	15.523

S TOT	0.000	66.091	0.000	41.142	0.000	7.468	0.000	307.250	307.250

AFTER	0.000	70.786	0.000	44.064	0.000	7.468	0.000	329.077	329.077

TOTAL	0.000	136.877	0.000	85.206	0.000	7.468	0.000	636.328	636.328

-END-	AD VALOREM SEVERANCE	DIRECT OPER	INTEREST	NET PROFIT	EQUITY	FUTURE NET	CUMULATIVE	10.0% CUM
MO-YR	PROD. TAX PROD. TAX	EXPENSE	PAID	PAID	INVESTMENT	CASHFLOW	CASHFLOW	DISC CF

(All amounts are in millions of dollars.)

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	1.357	1.125	0.000	0.493	206.250	-182.081	-182.081	-161.143
12-11	0.000	1.881	2.250	0.000	0.670	0.000	32.815	-149.266	-135.207
12-12	0.000	1.494	2.250	0.000	0.523	0.000	25.619	-123.647	-116.822
12-13	0.000	1.302	2.250	0.000	0.450	0.000	22.035	-101.612	-102.452

12-14	0.000	1.179	2.250	0.000	0.403	0.000	19.744	-81.868	-90.750
12-15	0.000	1.091	2.250	0.000	0.369	0.000	18.102	-63.765	-80.997
12-16	0.000	1.023	2.250	0.000	0.344	0.000	16.845	-46.920	-72.748
12-17	0.000	0.969	2.250	0.000	0.323	0.000	15.838	-31.082	-65.697
12-18	0.000	0.924	2.250	0.000	0.306	0.000	15.007	-16.075	-59.624

12-19	0.000	0.887	2.250	0.000	0.292	0.000	14.303	-1.772	-54.363
12-20	0.000	0.854	2.250	0.000	0.280	0.000	13.697	11.925	-49.782
12-21	0.000	0.826	2.250	0.000	0.269	0.000	13.167	25.091	-45.780
12-22	0.000	0.800	2.250	0.000	0.259	0.000	12.694	37.785	-42.271
12-23	0.000	0.776	2.250	0.000	0.250	0.000	12.247	50.033	-39.194

S TOT	0.000	15.363	30.375	0.000	5.230	206.250	50.033	50.033	-39.194

AFTER	0.000	16.454	78.750	0.000	4.677	0.000	229.196	279.229	-17.776

TOTAL	0.000	31.816	109.125	0.000	9.908	206.250	279.229	279.229	-17.776

OIL	GAS	P.W. %	P.W., M$
---------	---------	------	--------
GROSS WELLS	0.0	1.0	LIFE, YRS.	50.00	0.00	279.229
GROSS ULT., MB & MMF	0.000	136.877	DISCOUNT %	10.00	5.00	56.601
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS. 11.13	10.00	-17.776
GROSS RES., MB & MMF	0.000	136.877	DISCOUNTED PAYOUT, YRS.	50.00	15.00	-50.001
NET RES.,	MB & MMF	0.000	85.206	UNDISCOUNTED NET/INVEST.	2.35	20.00	-66.042
NET REVENUE, M$	0.000	636.328	DISCOUNTED NET/INVEST.	0.90	25.00	-74.488
INITIAL PRICE, $	0.000	7.468	RATE-OF-RETURN, PCT.	8.80	30.00	-78.885
INITIAL N.I., PCT.	0.000	62.250	INITIAL W.I., PCT.	75.000	35.00	-80.941
40.00	-81.571
50.00	-80.459
60.00	-77.795

TRANSENERGY INC.	DATE	: 12/29/09
YEAR END 2008	TIME	: 12:08:09
PUD	DBS FILE	: ARIES
Wetzel	SETUP FILE : YE2008
SEQ NUMBER : *****

R E S E R V E S	A N D	E C O N O M I C S

EFFECTIVE DATE: 1/09

-END-	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
MO-YR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES

MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.261	1.930	0.228	1.689	44.600	7.890	10.172	13.325	23.497
12-11	0.502	3.744	0.439	3.276	44.600	7.890	19.577	25.849	45.426
12-12	0.477	3.594	0.417	3.145	44.600	7.890	18.598	24.815	43.413
12-13	0.453	3.451	0.396	3.019	44.600	7.890	17.668	23.822	41.490

12-14	0.430	3.313	0.376	2.899	44.600	7.890	16.785	22.869	39.654
12-15	0.409	3.180	0.358	2.783	44.600	7.890	15.946	21.954	37.900
12-16	0.388	3.053	0.340	2.671	44.600	7.890	15.148	21.076	36.225
12-17	0.369	2.931	0.323	2.564	44.600	7.890	14.391	20.233	34.624
12-18	0.350	2.814	0.307	2.462	44.600	7.890	13.671	19.424	33.095

12-19	0.333	2.701	0.291	2.363	44.600	7.890	12.988	18.647	31.635
12-20	0.316	2.593	0.277	2.269	44.600	7.890	12.338	17.901	30.239
12-21	0.300	2.489	0.263	2.178	44.600	7.890	11.722	17.185	28.906
12-22	0.285	2.390	0.250	2.091	44.600	7.890	11.135	16.498	27.633
12-23	0.271	2.294	0.237	2.007	44.600	7.890	10.579	15.838	26.416

S TOT	5.143	40.477	4.500	35.418	44.600	7.890	200.719	279.435	480.154

AFTER	4.295	41.867	3.758	36.634	44.600	7.890	167.613	289.029	456.642

TOTAL	9.438	82.344	8.259	72.051	44.600	7.890	368.331	568.464	936.796

-END-	AD VALOREM SEVERANCE	DIRECT OPER	INTEREST	NET PROFIT	EQUITY	FUTURE NET	CUMULATIVE	10.0% CUM
MO-YR	PROD. TAX PROD. TAX	EXPENSE	PAID	PAID	INVESTMENT	CASHFLOW	CASHFLOW	DISC CF

(All amounts are in millions of dollars.)

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	1.175	1.500	0.000	0.416	290.000	-269.594	-269.594	-238.118
12-11	0.000	2.271	3.000	0.000	0.803	0.000	39.351	-230.243	-207.086
12-12	0.000	2.171	3.000	0.000	0.765	0.000	37.477	-192.766	-180.219
12-13	0.000	2.075	3.000	0.000	0.728	0.000	35.687	-157.078	-156.961

12-14	0.000	1.983	3.000	0.000	0.693	0.000	33.978	-123.100	-136.830
12-15	0.000	1.895	3.000	0.000	0.660	0.000	32.345	-90.755	-119.408
12-16	0.000	1.811	3.000	0.000	0.628	0.000	30.785	-59.970	-104.334
12-17	0.000	1.731	3.000	0.000	0.598	0.000	29.295	-30.675	-91.294
12-18	0.000	1.655	3.000	0.000	0.569	0.000	27.872	-2.804	-80.015

12-19	0.000	1.582	3.000	0.000	0.541	0.000	26.512	23.708	-70.261
12-20	0.000	1.512	3.000	0.000	0.515	0.000	25.213	48.921	-61.829
12-21	0.000	1.445	3.000	0.000	0.489	0.000	23.972	72.893	-54.541
12-22	0.000	1.382	3.000	0.000	0.465	0.000	22.786	95.679	-48.243
12-23	0.000	1.321	3.000	0.000	0.442	0.000	21.654	117.333	-42.802

S TOT	0.000	24.008	40.500	0.000	8.313	290.000	117.333	117.333	-42.802

AFTER	0.000	22.832	105.000	0.000	6.576	0.000	322.234	439.567	-9.156

TOTAL	0.000	46.840	145.500	0.000	14.889	290.000	439.567	439.567	-9.156

OIL	GAS	P.W. %	P.W., M$
---------	---------	------	--------
GROSS WELLS	0.0	1.0	LIFE, YRS.	50.00	0.00	439.567
GROSS ULT., MB & MMF	9.438	82.344	DISCOUNT %	10.00	5.00	110.880
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS. 10.11	10.00	-9.156
GROSS RES., MB & MMF	9.438	82.344	DISCOUNTED PAYOUT, YRS.	50.00	15.00	-63.789
NET RES.,	MB & MMF	8.259	72.051	UNDISCOUNTED NET/INVEST.	2.52	20.00	-91.766
NET REVENUE, M$	368.331	568.464	DISCOUNTED NET/INVEST.	0.96	25.00	-106.835
INITIAL PRICE, $	44.600	7.890	RATE-OF-RETURN, PCT.	9.62	30.00	-114.919
INITIAL N.I., PCT.	87.500	87.500	INITIAL W.I., PCT.	100.000	35.00	-118.937
40.00	-120.472
50.00	-119.408
60.00	-115.632

YE2007 Type Curve Example Net Income

TRANSENERGY INC.	DATE	: 12/29/09
YEAR END 2007 Type Curve	TIME	: 12:08:21
PUD	DBS FILE	: ARIES
Doddridge	SETUP FILE : YE2008
SEQ NUMBER : *****

R E S E R V E S	A N D	E C O N O M I C S

EFFECTIVE DATE: 1/09

-END-	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
MO-YR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES

MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-11	0.000	9.133	0.000	7.809	0.000	7.081	0.000	55.292	55.292
12-12	0.000	13.345	0.000	11.410	0.000	7.081	0.000	80.794	80.794
12-13	0.000	10.648	0.000	9.104	0.000	7.081	0.000	64.465	64.465

12-14	0.000	9.238	0.000	7.898	0.000	7.081	0.000	55.926	55.926
12-15	0.000	8.322	0.000	7.116	0.000	7.081	0.000	50.386	50.386
12-16	0.000	7.663	0.000	6.552	0.000	7.081	0.000	46.393	46.393
12-17	0.000	7.157	0.000	6.119	0.000	7.081	0.000	43.328	43.328
12-18	0.000	6.751	0.000	5.772	0.000	7.081	0.000	40.873	40.873

12-19	0.000	6.416	0.000	5.486	0.000	7.081	0.000	38.845	38.845
12-20	0.000	6.133	0.000	5.244	0.000	7.081	0.000	37.131	37.131
12-21	0.000	5.889	0.000	5.036	0.000	7.081	0.000	35.656	35.656
12-22	0.000	5.677	0.000	4.854	0.000	7.081	0.000	34.368	34.368
12-23	0.000	5.489	0.000	4.693	0.000	7.081	0.000	33.229	33.229

S TOT	0.000	101.861	0.000	87.091	0.000	7.081	0.000	616.685	616.685

AFTER	0.000	116.261	0.000	99.403	0.000	7.081	0.000	703.870	703.870

TOTAL	0.000	218.122	0.000	186.494	0.000	7.081	0.000	1320.555	1320.555

-END-	AD VALOREM SEVERANCE	DIRECT OPER	INTEREST	NET PROFIT	EQUITY	FUTURE NET	CUMULATIVE	10.0% CUM
MO-YR	PROD. TAX PROD. TAX	EXPENSE	PAID	PAID	INVESTMENT	CASHFLOW	CASHFLOW	DISC CF

(All amounts are in millions of dollars.)

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-11	0.000	2.765	2.250	0.000	1.006	260.000	-210.728	-210.728	-170.192
12-12	0.000	4.040	4.500	0.000	1.445	0.000	70.809	-139.919	-119.322
12-13	0.000	3.223	4.500	0.000	1.135	0.000	55.607	-84.313	-83.044

12-14	0.000	2.796	4.500	0.000	0.973	0.000	47.657	-36.656	-54.790
12-15	0.000	2.519	4.500	0.000	0.867	0.000	42.499	5.843	-31.890
12-16	0.000	2.320	4.500	0.000	0.791	0.000	38.782	44.625	-12.895
12-17	0.000	2.166	4.500	0.000	0.733	0.000	35.929	80.554	3.100
12-18	0.000	2.044	4.500	0.000	0.687	0.000	33.643	114.196	16.716

12-19	0.000	1.942	4.500	0.000	0.648	0.000	31.755	145.951	28.399
12-20	0.000	1.857	4.500	0.000	0.615	0.000	30.159	176.111	38.485
12-21	0.000	1.783	4.500	0.000	0.587	0.000	28.786	204.897	47.237
12-22	0.000	1.718	4.500	0.000	0.563	0.000	27.586	232.483	54.861
12-23	0.000	1.661	4.500	0.000	0.541	0.000	26.526	259.009	61.525

S TOT	0.000	30.834	56.250	0.000	10.592	260.000	259.009	259.009	61.525

AFTER	0.000	35.193	157.500	0.000	10.224	0.000	500.953	759.962	108.079

TOTAL	0.000	66.028	213.750	0.000	20.816	260.000	759.962	759.962	108.079

OIL	GAS	P.W. %	P.W., M$
---------	---------	------	--------
GROSS WELLS	0.0	1.0	LIFE, YRS.	50.00	0.00	759.962
GROSS ULT., MB & MMF	0.000	218.122	DISCOUNT %	10.00	5.00	271.700
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	6.86	10.00	108.079
GROSS RES., MB & MMF	0.000	218.122	DISCOUNTED PAYOUT, YRS.	8.81	15.00	36.318
NET RES.,	MB & MMF	0.000	186.494	UNDISCOUNTED NET/INVEST.	3.92	20.00	-0.350
NET REVENUE, M$	0.000	1320.555	DISCOUNTED NET/INVEST.	1.52	25.00	-20.647
INITIAL PRICE, $	0.000	7.081	RATE-OF-RETURN, PCT.	19.95	30.00	-32.278
INITIAL N.I., PCT.	0.000	85.500	INITIAL W.I., PCT.	100.000	35.00	-38.936
40.00	-42.584
50.00	-44.901
60.00	-43.944

TRANSENERGY INC.	DATE	: 12/29/09
YEAR END 2007 Type Curve	TIME	: 12:08:21
PUD	DBS FILE	: ARIES
Marion	SETUP FILE : YE2008
SEQ NUMBER : *****

R E S E R V E S	A N D	E C O N O M I C S

EFFECTIVE DATE: 1/09

-END-	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
MO-YR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES

MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$
-
12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	1.303	4.780	1.114	4.087	44.600	7.135	49.704	29.161	78.865
12-11	1.667	6.699	1.426	5.728	44.600	7.135	63.585	40.868	104.454
12-12	1.176	5.269	1.006	4.505	44.600	7.135	44.852	32.148	77.000
12-13	0.938	4.548	0.802	3.888	44.600	7.135	35.766	27.744	63.509

12-14	0.793	4.086	0.678	3.493	44.600	7.135	30.221	24.927	55.147
12-15	0.693	3.756	0.592	3.211	44.600	7.135	26.422	22.912	49.334
12-16	0.620	3.503	0.530	2.995	44.600	7.135	23.627	21.374	45.000
12-17	0.563	3.302	0.481	2.823	44.600	7.135	21.469	20.146	41.615
12-18	0.518	3.136	0.443	2.682	44.600	7.135	19.744	19.134	38.878

12-19	0.481	2.996	0.411	2.562	44.600	7.135	18.328	18.280	36.608
12-20	0.449	2.876	0.384	2.459	44.600	7.135	17.140	17.547	34.687
12-21	0.423	2.771	0.362	2.369	44.600	7.135	16.127	16.907	33.035
12-22	0.400	2.679	0.342	2.290	44.600	7.135	15.252	16.342	31.594
12-23	0.380	2.596	0.325	2.219	44.600	7.135	14.486	15.837	30.323

S TOT	10.404	52.998	8.895	45.313	44.600	7.135	396.722	323.327	720.049

AFTER	7.570	55.030	6.472	47.050	44.600	7.135	288.669	335.723	624.392

TOTAL	17.974	108.027	15.367	92.363	44.600	7.135	685.390	659.050	1344.441

-END-	AD VALOREM SEVERANCE	DIRECT OPER	INTEREST	NET PROFIT	EQUITY	FUTURE NET	CUMULATIVE	10.0% CUM
MO-YR	PROD. TAX PROD. TAX	EXPENSE	PAID	PAID	INVESTMENT	CASHFLOW	CASHFLOW	DISC CF

(All amounts are in millions of dollars.)

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	3.943	1.500	0.000	1.468	290.000	-218.047	-218.047	-194.387
12-11	0.000	5.223	3.000	0.000	1.925	0.000	94.306	-123.741	-119.805
12-12	0.000	3.850	3.000	0.000	1.403	0.000	68.747	-54.994	-70.447
12-13	0.000	3.175	3.000	0.000	1.147	0.000	56.187	1.193	-33.793

12-14	0.000	2.757	3.000	0.000	0.988	0.000	48.402	49.596	-5.098
12-15	0.000	2.467	3.000	0.000	0.877	0.000	42.990	92.586	18.068
12-16	0.000	2.250	3.000	0.000	0.795	0.000	38.955	131.541	37.149
12-17	0.000	2.081	3.000	0.000	0.731	0.000	35.803	167.344	53.090
12-18	0.000	1.944	3.000	0.000	0.679	0.000	33.255	200.600	66.549

12-19	0.000	1.830	3.000	0.000	0.636	0.000	31.142	231.742	78.007
12-20	0.000	1.734	3.000	0.000	0.599	0.000	29.354	261.096	87.825
12-21	0.000	1.652	3.000	0.000	0.568	0.000	27.815	288.911	96.282
12-22	0.000	1.580	3.000	0.000	0.540	0.000	26.474	315.385	103.599
12-23	0.000	1.516	3.000	0.000	0.516	0.000	25.290	340.675	109.953

S TOT	0.000	36.002	40.500	0.000	12.871	290.000	340.675	340.675	109.953

AFTER	0.000	31.220	105.000	0.000	9.763	0.000	478.409	819.084	153.805

TOTAL	0.000	67.222	145.500	0.000	22.634	290.000	819.084	819.084	153.805

OIL	GAS	P.W. %	P.W., M$
---------	---------	------	--------
GROSS WELLS	0.0	1.0	LIFE, YRS.	50.00	0.00	819.084
GROSS ULT., MB & MMF	17.974	108.027	DISCOUNT %	10.00	5.00	328.121
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	4.98	10.00	153.805
GROSS RES., MB & MMF	17.974	108.027	DISCOUNTED PAYOUT, YRS.	6.22	15.00	70.589
NET RES.,	MB & MMF	15.367	92.363	UNDISCOUNTED NET/INVEST.	3.82	20.00	23.487
NET REVENUE, M$	685.390	659.050	DISCOUNTED NET/INVEST.	1.60	25.00	-5.882
INITIAL PRICE, $	44.600	7.135	RATE-OF-RETURN, PCT.	24.00	30.00	-25.272
INITIAL N.I., PCT.	85.500	85.500	INITIAL W.I., PCT.	100.000	35.00	-38.527
40.00	-47.774
50.00	-58.872
60.00	-64.236

TRANSENERGY INC.	DATE	: 12/29/09
YEAR END 2007 Type Curve	TIME	: 12:08:21
PUD	DBS FILE	: ARIES
Tyler	SETUP FILE : YE2008
SEQ NUMBER : *****

R E S E R V E S	A N D	E C O N O M I C S

EFFECTIVE DATE: 1/09

-END-	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
MO-YR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES

MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	8.875	0.000	5.525	0.000	7.468	0.000	41.260	41.260
12-11	0.000	12.080	0.000	7.520	0.000	7.468	0.000	56.158	56.158
12-12	0.000	8.857	0.000	5.513	0.000	7.468	0.000	41.175	41.175
12-13	0.000	7.217	0.000	4.492	0.000	7.468	0.000	33.550	33.550

12-14	0.000	6.189	0.000	3.853	0.000	7.468	0.000	28.774	28.774
12-15	0.000	5.473	0.000	3.407	0.000	7.468	0.000	25.444	25.444
12-16	0.000	4.939	0.000	3.075	0.000	7.468	0.000	22.961	22.961
12-17	0.000	4.523	0.000	2.815	0.000	7.468	0.000	21.025	21.025
12-18	0.000	4.187	0.000	2.606	0.000	7.468	0.000	19.463	19.463

12-19	0.000	3.909	0.000	2.433	0.000	7.468	0.000	18.171	18.171
12-20	0.000	3.674	0.000	2.287	0.000	7.468	0.000	17.081	17.081
12-21	0.000	3.473	0.000	2.162	0.000	7.468	0.000	16.146	16.146
12-22	0.000	3.298	0.000	2.053	0.000	7.468	0.000	15.334	15.334
12-23	0.000	3.145	0.000	1.958	0.000	7.468	0.000	14.620	14.620

S TOT	0.000	79.839	0.000	49.700	0.000	7.468	0.000	371.162	371.162

AFTER	0.000	63.881	0.000	39.766	0.000	7.468	0.000	296.978	296.978

TOTAL	0.000	143.720	0.000	89.466	0.000	7.468	0.000	668.141	668.141

-END-	AD VALOREM SEVERANCE	DIRECT OPER	INTEREST	NET PROFIT	EQUITY	FUTURE NET	CUMULATIVE	10.0% CUM
MO-YR	PROD. TAX PROD. TAX	EXPENSE	PAID	PAID	INVESTMENT	CASHFLOW	CASHFLOW	DISC CF

(All amounts are in millions of dollars.)

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	2.063	1.125	0.000	0.761	206.250	-168.939	-168.939	-150.009
12-11	0.000	2.808	2.250	0.000	1.022	0.000	50.078	-118.861	-110.405
12-12	0.000	2.059	2.250	0.000	0.737	0.000	36.129	-82.732	-84.462
12-13	0.000	1.678	2.250	0.000	0.592	0.000	29.030	-53.702	-65.522

12-14	0.000	1.439	2.250	0.000	0.502	0.000	24.584	-29.118	-50.945
12-15	0.000	1.272	2.250	0.000	0.438	0.000	21.483	-7.634	-39.367
12-16	0.000	1.148	2.250	0.000	0.391	0.000	19.172	11.538	-29.975
12-17	0.000	1.051	2.250	0.000	0.354	0.000	17.369	28.907	-22.241
12-18	0.000	0.973	2.250	0.000	0.325	0.000	15.915	44.822	-15.799

12-19	0.000	0.909	2.250	0.000	0.300	0.000	14.712	59.534	-10.385
12-20	0.000	0.854	2.250	0.000	0.280	0.000	13.697	73.231	-5.804
12-21	0.000	0.807	2.250	0.000	0.262	0.000	12.827	86.058	-1.903
12-22	0.000	0.767	2.250	0.000	0.246	0.000	12.071	98.129	1.433
12-23	0.000	0.731	2.250	0.000	0.233	0.000	11.406	109.535	4.299

S TOT	0.000	18.558	30.375	0.000	6.445	206.250	109.535	109.535	4.299

AFTER	0.000	14.849	78.750	0.000	4.068	0.000	199.312	308.846	23.223

TOTAL	0.000	33.407	109.125	0.000	10.512	206.250	308.846	308.846	23.223

OIL	GAS	P.W. %	P.W., M$
---------	---------	------	--------
GROSS WELLS	0.0	1.0	LIFE, YRS.	50.00	0.00	308.846
GROSS ULT., MB & MMF	0.000	143.720	DISCOUNT %	10.00	5.00	99.468
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	7.40	10.00	23.223
GROSS RES., MB & MMF	0.000	143.720	DISCOUNTED PAYOUT, YRS.	13.57	15.00	-13.148
NET RES.,	MB & MMF	0.000	89.466	UNDISCOUNTED NET/INVEST.	2.50	20.00	-33.279
NET REVENUE, M$	0.000	668.141	DISCOUNTED NET/INVEST.	1.13	25.00	-45.322
INITIAL PRICE, $	0.000	7.468	RATE-OF-RETURN, PCT.	13.19	30.00	-52.798
INITIAL N.I., PCT.	0.000	62.250	INITIAL W.I., PCT.	75.000	35.00	-57.478
40.00	-60.350
50.00	-62.833
60.00	-62.895

TRANSENERGY INC.	DATE	: 12/29/09
YEAR END 2007 Type Curve	TIME	: 12:08:21
PUD	DBS FILE	: ARIES
Wetzel	SETUP FILE : YE2008
SEQ NUMBER : *****

R E S E R V E S	A N D	E C O N O M I C S

EFFECTIVE DATE: 1/09

-END-	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
MO-YR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES

-

MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	1.185	5.736	1.037	5.019	44.600	7.890	46.242	39.598	85.840
12-11	1.516	8.039	1.326	7.034	44.600	7.890	59.157	55.495	114.652
12-12	1.069	6.323	0.936	5.533	44.600	7.890	41.728	43.653	85.382
12-13	0.853	5.457	0.746	4.775	44.600	7.890	33.275	37.673	70.948

12-14	0.720	4.903	0.630	4.290	44.600	7.890	28.116	33.848	61.964
12-15	0.630	4.507	0.551	3.943	44.600	7.890	24.582	31.112	55.694
12-16	0.563	4.204	0.493	3.679	44.600	7.890	21.981	29.023	51.004
12-17	0.512	3.963	0.448	3.467	44.600	7.890	19.974	27.356	47.330
12-18	0.471	3.764	0.412	3.293	44.600	7.890	18.369	25.982	44.351

12-19	0.437	3.596	0.382	3.146	44.600	7.890	17.051	24.823	41.874
12-20	0.409	3.451	0.358	3.020	44.600	7.890	15.946	23.827	39.773
12-21	0.384	3.326	0.336	2.910	44.600	7.890	15.004	22.958	37.963
12-22	0.364	3.215	0.318	2.813	44.600	7.890	14.189	22.191	36.381
12-23	0.345	3.115	0.302	2.726	44.600	7.890	13.477	21.505	34.982

S TOT	9.458	63.597	8.276	55.648	44.600	7.890	369.092	439.044	808.136

AFTER	6.882	66.036	6.022	57.781	44.600	7.890	268.565	455.877	724.442

TOTAL	16.340	129.633	14.297	113.429	44.600	7.890	637.657	894.921	1532.578

-END-	AD VALOREM SEVERANCE	DIRECT OPER	INTEREST	NET PROFIT	EQUITY	FUTURE NET	CUMULATIVE	10.0% CUM
MO-YR	PROD. TAX PROD. TAX	EXPENSE	PAID	PAID	INVESTMENT	CASHFLOW	CASHFLOW	DISC CF

(All amounts are in millions of dollars.)

12-09	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-10	0.000	4.292	1.500	0.000	1.601	290.000	-211.553	-211.553	-188.882
12-11	0.000	5.733	3.000	0.000	2.118	0.000	103.801	-107.752	-106.800
12-12	0.000	4.269	3.000	0.000	1.562	0.000	76.550	-31.202	-51.843
12-13	0.000	3.547	3.000	0.000	1.288	0.000	63.113	31.911	-10.675

12-14	0.000	3.098	3.000	0.000	1.117	0.000	54.748	86.659	21.782
12-15	0.000	2.785	3.000	0.000	0.998	0.000	48.911	135.570	48.137
12-16	0.000	2.550	3.000	0.000	0.909	0.000	44.545	180.115	69.955
12-17	0.000	2.366	3.000	0.000	0.839	0.000	41.124	221.239	88.264
12-18	0.000	2.218	3.000	0.000	0.783	0.000	38.351	259.590	103.785

12-19	0.000	2.094	3.000	0.000	0.736	0.000	36.045	295.634	117.046
12-20	0.000	1.989	3.000	0.000	0.696	0.000	34.089	329.723	128.447
12-21	0.000	1.898	3.000	0.000	0.661	0.000	32.403	362.126	138.299
12-22	0.000	1.819	3.000	0.000	0.631	0.000	30.931	393.057	146.848
12-23	0.000	1.749	3.000	0.000	0.605	0.000	29.628	422.685	154.292

S TOT	0.000	40.407	40.500	0.000	14.545	290.000	422.685	422.685	154.292

AFTER	0.000	36.222	105.000	0.000	11.664	0.000	571.556	994.240	206.266

TOTAL	0.000	76.629	145.500	0.000	26.209	290.000	994.241	994.240	206.266

OIL	GAS	P.W. %	P.W., M$
---------	---------	------	--------
GROSS WELLS	0.0	1.0	LIFE, YRS.	50.00	0.00	994.241
GROSS ULT., MB & MMF	16.340	129.633	DISCOUNT %	10.00	5.00	411.599
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	4.49	10.00	206.266
GROSS RES., MB & MMF	16.340	129.633	DISCOUNTED PAYOUT, YRS.	5.33	15.00	108.418
NET RES.,	MB & MMF	14.297	113.429	UNDISCOUNTED NET/INVEST.	4.43	20.00	52.861
NET REVENUE, M$	637.657	894.921	DISCOUNTED NET/INVEST.	1.81	25.00	17.974
INITIAL PRICE, $	44.600	7.890	RATE-OF-RETURN, PCT.	28.86	30.00	-5.308
INITIAL N.I., PCT.	87.500	87.500	INITIAL W.I., PCT.	100.000	35.00	-21.455
40.00	-32.936
50.00	-47.251
60.00	-54.810

GRAPH 1

GRAPH 2

GRAPH 3

GRAPH 4

GRAPH 5

GRAPH 6

GRAPH 7

GRAPH 8

GAS - Averagecurve
GAS-MCF/MO
1000
100
10
1
5
10
15
20
No. of Months
TRANSENERGY INC.
YEAR END 2007
PDP
Wetzel
GAS-MCF/MO
Ref= 1/2009
Cum= 4661

GRAPH 9